SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For February 11, 2009

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
Furnished as Exhibit 100 to this Report on Form 6-K is certain information contained in ASML Holding N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission (“SEC”) on January 26, 2009, formatted in XBRL (Extensible Business Reporting Language). ASML Holding N.V. is filing this report on a voluntary basis.
Users of this data are advised pursuant to Rule 401 of Regulation S-T that the financial and other information contained in the XBRL documents is unaudited and that these are not the official financial statements of ASML Holding N.V. as filed with the SEC. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of these financial statements (including the notes thereto) and not rely on the information in this Report on Form 6-K, including Exhibit 100, in making investment decisions.
In accordance with Rule 402 of Regulation S-T, the information in this Report on Form 6-K, including Exhibit 100, shall not be deemed to be “filed” for purposes of Section 11 of the Securities Act of 1933 (the “Securities Act”), or Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liabilities of these sections, and is not a part of, and shall not be incorporated by reference into, any registration statement, periodic report or other document filed under the Securities Act or the Exchange Act.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the SEC.

Exhibits

100	The following financial information from ASML Holding N.V.’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on January 26, 2009, formatted in XBRL: (i) the Consolidated Balance Sheets at December 31, 2008 and 2007, (ii) the Consolidated Statement of Operations for the years ended December 31, 2008, 2007 and 2006, (iii) the Consolidated Statements of Shareholders'’ Equity for the years ended December 31, 2008, 2007 and 2006, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006, (v) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2008, 2007 and 2006, and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: February 11, 2009	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

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